SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

16 November 2017

Prudential plc investor conference and business performance update

Prudential plc ("Prudential") is holding a conference for investors and analysts on 16 November 2017 at the InterContinental Park Lane Hotel in London. The event will start at 8.00am UK time, with presentations covering the Group and our life insurance and asset management operations in Asia, the US, and the UK and Europe.

Mike Wells, Group Chief Executive, said: "In today's presentations our management teams will highlight the scale of the opportunity ahead of us in our three key geographic regions and the quality of our execution.

"In Asia, we are meeting the health, protection and savings needs of a rapidly growing middle class. In the US, we are addressing the savings and retirement income requirements of the baby-boom generation, and in the UK and Europe we are focused on the opportunity presented by the converging life assurance and savings markets.

"The presentations will demonstrate the strength of our positioning, our disciplined capital allocation and our market-leading capabilities, which all combine to drive profitable growth - and the ability of the Group to respond with pace to new opportunities."

Business performance update1
The Group continues to benefit from powerful and enduring demand drivers and its established platforms in Asia, the US, and the UK and Europe. Over the first nine months of 2017, life insurance new business profit2 increased by 17 per cent to £2,469 million, reflecting higher sales and more favourable economics. In asset management, both M&G Prudential and Eastspring3 have delivered a positive performance, with combined third-party retail and institutional net inflows of £12.8 billion, compared to net outflows of £8.0 billion in the same period in 2016.

In Asia, our diversified portfolio of market-leading businesses continues to benefit from the fast-growing demand across the region driven by an increasingly affluent, growing population.

New business profit increased 15 per cent (24 per cent on an actual exchange rate basis) to £1,616 million in the first nine months, as a result of higher sales volumes, a richer health and protection mix and the overall beneficial effect of higher interest rates. The performance remains broad-based, with at least double-digit growth in seven countries4, including China, Hong Kong and Singapore, highlighting the strength of the regional portfolio.

In the first nine months, APE sales increased by 5 per cent overall (14 per cent on an actual exchange rate basis) and by 13 per cent (23 per cent on an actual exchange rate basis) excluding our reduced participation in the Hong Kong broker channel. The quality of this growth is underpinned by double-digit increases in seven countries4, higher contributions from both agency and bancassurance channels, and a 16 per cent uplift in health and protection sales. Outside Hong Kong, we have delivered diversified sales growth of 24 per cent.

Eastspring's external assets under management3 increased to £44.3 billion at 30 September 2017 (31 December 2016: £38.0 billion5), reflecting year-to-date external net inflows3 of £2.8 billion and the impact of positive markets. Total assets under management, including internal insurance assets and money market funds, increased to £130.9 billion (31 December 2016: £117.9 billion5), benefiting additionally from a continuation of strong inflows from our life operations.

In the US, Jackson's new business profit increased 17 per cent (28 per cent on an actual exchange rate basis) to £619 million in the first nine months, primarily reflecting the benefit of higher interest rates compared to the prior year. Separate account assets are up 13 per cent year-to-date to £125.5 billion (31 December 2016: £120.4 billion5), driven by continued positive net flows of £2.7 billion and favourable market movements in the period. While the near-term outlook for industry sales of variable annuities remains uncertain pending clarification of regulatory reforms in the US retirement market, Jackson's market-leading variable annuity product proposition positions the business well for new longer-term growth opportunities in the sizeable fee-based adviser market.

In the UK & Europe, M&G Prudential has delivered external asset management net inflows of £9.9 billion in the first nine months across a broad range of Wholesale and Direct, and Institutional asset strategies. In addition, continued demand for risk-managed solutions has driven life insurance APE sales growth of 25 per cent over the same period, with new business profit up 31 per cent to £234 million. This includes APE sales growth of 32 per cent from PruFund-backed products, which generated net inflows of £6.6 billion. M&G Prudential's total assets under management6 increased to £336.5 billion (31 December 2016: £310.8 billion), including growth of 12 per cent in external asset management business to £153.5 billion and 32 per cent in PruFund assets to £32.6 billion.

M&G Prudential, formed by the combination of our UK businesses, will leverage its scale, financial strength, and complementary product and distribution capabilities to enhance the development of capital-light, digitally enabled, customer-focused solutions. The integration of these businesses is progressing according to plan.

The estimated Group shareholder Solvency II surplus7 at 30 September 2017 was £12.8 billion, equivalent to a cover ratio of 201 per cent (31 December 2016: £12.5 billion, equivalent to a cover ratio of 201 per cent).

Outlook
Prudential's strategy remains centred on the clear structural opportunities in each of its three key markets in Asia, the US, and the UK and Europe. The Group's leading market positions, combined with significant product and distribution capabilities, mean our businesses are well placed for long-term growth and the continued delivery of value for both customers and shareholders.

1   Year-on-year percentage changes are stated on a constant exchange rate basis unless otherwise stated.
2   New business profit on business sold in the period, calculated in accordance with EEV principles as defined in our Annual Report.
3   Excludes Asia Money Market Fund investment flows and assets under management.
4   Excludes Laos where amounts are immaterial.
5   As reported (on an actual exchange rate basis).
6   Total assets managed by M&G Prudential include internal insurance funds of £183 billion (31 December 2016: £174 billion), including PruFund-backed products.
7   The Group Solvency II surplus represents the shareholder capital position excluding the contribution to Own Funds and the Solvency Capital Requirement from ring-fenced with-profits funds and staff pension schemes in surplus. The estimated solvency position includes the impact of recalculated transitionals at the valuation date, which has reduced the Group shareholder surplus from £13.6 billion to £12.8 billion. The formal Quantitative Reporting Templates (Solvency II regulatory templates) include transitional measures without this recalculation.

Contact:

Media		Investors/Analysts
Jonathan Oliver	+44 (0) 20 7548 3537	Chantal Waight	+44 (0) 20 7548 3039
Jonathan Miller	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860
		William Elderkin	+44 (0)20 3480 5590

Notes to Editors:

Investor conference
Today's investor conference is available to view via live webcast from 8.00am UK time and the presentation materials can also be viewed on the Group website from the same time. To register for the webcast please follow the link below or visit the Group website at www.prudential.co.uk.
Link to webcast: http://www.investis-live.com/prudential/59de142115637311008541ca/hddh

Agenda

Time (UK time)	Topic	Speaker
From 07.30	Registration
08.00 - 08.20	Introduction and Group overview	Mike Wells
08.20 - 08.40	Group financial update	Mark FitzPatrick
08.40 - 10.00	Asia	Nic Nicandrou, Lilian Ng, Guy Strapp
10.00 - 10.15	Break
10.15 - 11.30	M&G Prudential	John Foley, Clare Bousfield, Anne Richards, Miguel Ortiz, Grant Speirs
11.30 - 11.45	Break
11.45 - 12.45	US	Barry Stowe, Chad Myers
12.45 - 13.30	Group Q&A	Mike Wells and management team
From 13.30	Lunch

New business performance Q3 year to date

	Actual Exchange Rate						Constant Exchange Rate
	Q3 2017 £m		Q3 2016 £m		Change %		Q3 2016 £m		Change %
	APE Sales	New Business Profit	APE Sales	New Business Profit	APE Sales	New Business Profit	APE Sales	New Business Profit	APE Sales	New Business Profit
Asia1	2,788	1,616	2,454	1,301	14%	24%	2,660	1,408	5%	15%
US	1,301	619	1,148	485	13%	28%	1,252	529	4%	17%
M&G Prudential	1,085	234	871	179	25%	31%	871	179	25%	31%
Total Group1	5,174	2,469	4,473	1,965	16%	26%	4,783	2,116	8%	17%

1      The Q3 2016 comparatives exclude the contribution from the sold Korea life business (APE: £77 million; NBP: £5 million on an actual exchange rate basis).

M&G Prudential and Eastspring external funds under management
	2017 £m				2016 £m
	Actual Exchange Rate				Actual Exchange Rate
	At 1 Jan 2017	Net flows	Market and other movements	At 30 Sep 2017	At 1 Jan 2016	Net flows	Market and other movements	At 30 Sep 2016
M&G Prudential Wholesale and Direct	64,209	7,770	2,724	74,703	60,801	(7,195)	8,408	62,014
M&G Prudential Institutional	72,554	2,172	4,039	78,765	65,604	(940)	9,476	74,140
Total M&G Prudential2	136,763	9,942	6,763	153,468	126,405	(8,135)	17,884	136,154
Eastspring3	38,042	2,830	3,467	44,339	30,281	165	5,999	36,445
Total	174,805	12,772	10,230	197,807	156,686	(7,970)	23,883	172,599

2      The results exclude the contribution from PruFund products (net inflows of £6.6 billion in the first nine months of 2017; funds under management of £32.6 billion at 30 September 2017, £24.7 billion at 31 December 2016). Total funds under management including internal life operations were £336.5 billion at 30 September 2017, £310.8 billion at 31 December 2016.

3      The results exclude the contribution from internal life operations and money market funds (net inflows of £5.5 billion in the first nine months of 2017). Total funds under management including internal life operations and money market funds were £130.9 billion at 30 September 2017, £117.9 billion at 31 December 2016.

Solvency II capital surplus
The estimated change in Group shareholder Solvency II surplus over the first nine months of 2017 was driven by operational capital generation of £2.3 billion, partially offset by adverse currency movements net of other market and non-operating impacts of £0.8 billion and by payment of the 2016 second interim dividend and the 2017 first interim dividend, totalling £1.2 billion.

Financial calendar
2017 full-year results: 14 March 2018
2018 half-year results: 8 August 2018

Basis of Preparation
Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. All amounts are comparable to the nine months ended 30 September 2016 unless otherwise indicated.

	Average Rate*			Closing Rate
Local Currency : £	Q3 2017	Q3 2016	% Change**	30 Sep 2017	30 Sep 2016	% Change**
Hong Kong	9.94	10.81	9%	10.48	10.08	(4)%
Indonesia	17,013.41	18,547.39	9%	18,070.69	16,953.25	(6)%
Malaysia	5.54	5.69	3%	5.67	5.37	(5)%
Singapore	1.77	1.91	8%	1.82	1.77	(3)%
US	1.28	1.39	9%	1.34	1.30	(3)%
*      Average rate is for the 9 month period to 30 September.
**   Change represents the appreciation (depreciation) of local currency against GBP.

The key economic assumptions are as follows:

	Risk discount rate %		Government bond yield1%
	30 Sep 2017	30 Sep 2016	30 Sep 2017	30 Sep 2016
Asia operations:
Hong Kong2	3.6	3.1	2.3	1.6
Indonesia3	10.9	11.1	6.6	7.2
Malaysia3	6.9	6.0	4.0	3.6
Singapore	3.8	3.4	2.2	1.8
US operations: Variable Annuity4	6.7	6.1	2.3	1.6
UK operations:5	4.8	4.3	1.8	1.3
1       For Asia and US operations the risk-free rates shown are 10-year government bond yields. For UK operations 15-year gilt rates are shown.
2       For Hong Kong the assumptions shown are for US dollar-denominated business. For other business units, the assumptions are for local currency-denominated business.
3       As stated in our Half Year 2017 interim report (Note 13 in the EEV basis financial statements), in order to reflect Prudential's most recent assessment of the growth prospects of Asia operations, we increased equity risk premiums in a number of business units at 30 June 2017.
4       For US operations the pre-tax expected long-term nominal rate of return for US equities was 6.3 per cent at 30 September 2017 and 5.6 per cent at 30 September 2016.
5       For UK business, single implied risk discount rates based on the Solvency II yield curve are shown, mostly related to with-profits business.

The Solvency II estimate at 30 September 2017 has been prepared on a consistent basis with that set out in the 2017 Half Year Financial Report under 'Additional Financial Information' Section II (c), which should be read in conjunction with the 'Risk Factors' also set out in the 2017 Half Year Financial Report.

About Prudential plc
Prudential plc and its affiliated companies constitute one of the world's leading financial services groups, serving around 24 million insurance customers, with £635 billion of assets under management (as at 30 June 2017). Prudential plc is incorporated in England and Wales and is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK's decision to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or 'G-SII'; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal projects and other strategic actions failing to meet their objectives; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading in its most recent Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 November 2017

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer